Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended April 27, 2007	2006	2005	2004	2003	2002
	(in thousands)
Income from continuing operations before income taxes	$39,499	$73,196	$67,670	$38,989	$40,605	$37,588
Fixed charges (1)
Interest expense	14,252	21,290	18,159	17,336	11,991	7,117
Amortization of debt issuance cost	0	172	56	56	703	167
Interest included in rental expense	2,016	3,505	3,137	2,894	2,398	2,164

Total	16,268	24,967	21,352	20,286	15,092	9,448

Earnings (2)	$55,767	$98,163	$89,022	$59,275	$55,697	$47,036

Ratio of earnings available to cover fixed charges	3.4	3.9	4.2	2.9	3.7	5.0

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.
(2)	Earnings consist of income from continuing operations before income taxes plus fixed charges.